EXHIBIT 12.1
SYNOVUS FINANCIAL CORP.
RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2018		Years Ended December 31,
(dollars in thousands)			2017		2016		2015		2014		2013
Ratio 1 – Including interest on deposits
Earnings:
Income before income taxes	$275,494		$480,138		$388,450		$358,573		$302,559		$252,628
Fixed charges excluding preferred stock dividends and accretion	88,313		146,511		130,745		126,355		117,001		126,379
Total	$363,807		$626,649		$519,195		$484,928		$419,560		$379,007
Fixed charges:
Interest on deposits	$58,975		$81,325		$64,206		$65,534		$55,179		$64,392
Interest on short-term borrowings	310		198		200		168		220		324
Interest on long-term debt	24,822		57,665		59,217		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	4,207		7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	5,119		10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$93,433		$156,749		$140,982		$136,593		$127,239		$167,209
Ratio of earnings to fixed charges	3.89	x	4.00	x	3.68	x	3.55	x	3.30	x	2.27x
Ratio 2 – Excluding interest on deposits
Earnings:
Income before income taxes	$275,494		$480,138		$388,450		$358,573		$302,559		$252,628
Fixed charges excluding preferred stock dividends and accretion	29,339		65,186		66,539		60,821		61,822		61,987
Total	$304,833		$545,324		$454,989		$419,394		$364,381		$314,615
Fixed charges:
Interest on short-term borrowings	$310		$198		$200		$168		$220		$324
Interest on long-term debt	24,822		57,665		59,217		52,942		54,009		54,106
Portion of rents representative of the interest factor (1/3) of expense	4,207		7,323		7,121		7,711		7,593		7,557
Preferred stock dividends and accretion	5,119		10,238		10,238		10,238		10,238		40,830
Total fixed charges including preferred stock dividends and accretion	$34,458		$75,424		$76,776		$71,059		$72,060		$102,817
Ratio of earnings to fixed charges	8.85	x	7.23	x	5.93	x	5.90	x	5.06	x	3.06x